EXHIBIT 99.1

NXT Energy Solutions Announces Second Quarter 2026 Results

CALGARY, AB, August 6, 2026 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) today announced financial and operating results for the quarter ended June 30, 2026. Dollar amounts are in Canadian Dollars, unless otherwise identified.

NXT entered the second half of 2026 on a sound commercial and financial footing.  We received the mobilization fee for the next African SFD® survey and began mobilizing flight operations on August 2, 2026.  On April 8, 2026, we announced a new contract in South Asia further enhancing our geographic diversity.    We anticipate revenues from these contracts to be reflected commencing with Q3-26. Net Working Capital (see “Non-GAAP Measures”) at June 30, 2026, was approximately $2.09 million and Cash and Short-term investments were $1.72 million.

The key financial milestone achieved in YTD 2026 was the final conversion of the remaining convertible debentures into common shares of NXT.

Our revenue and profitability continue to cycle between securing new survey contracts and implementing those agreements, resulting in a significant decrease of revenues between YTD 2026 and YTD 2025.  During YTD 2025, NXT was in the acquisition phase of the 2025 African SFD® survey, which involved active flight operations triggering large-scale revenue recognition.  During Q1-26, the company was primarily engaged in the interpretation phase of the AL-Haj SFD® Survey in Pakistan. resulting in much lower immediate revenue recognition.  During Q2-26 the Company was engaged in logistical and operational preparations for the execution of the second African SFD® Survey and the South Asia SFD® Survey.

 Key financial and operational highlights during the second quarter of 2026 are summarized below:

•	the Company entered into a contract to provide an SFD® survey to an independent oil and gas exploration company in South Asia, the South Asia SFD® Survey noted above;
•	the Company received a $1,541,220 payment on outstanding accounts receivable;
•	the Company appointed Mr. Gerry Sheehan as Chief Executive Officer. Mr. Sheehan’s direct experience and relationships in international exploration as a professional geologist/geophysicist coupled with his business experience in oil and gas companies and associated relationships will add great value to NXT as it scales up its survey activities in areas of substantial potential in a world demanding new sources of oil and gas;
•	the Company recorded SFD®-related revenues of approximately $0.11 million for YTD 2026, versus $14.12 million for YTD 2026 and $nil for Q2-26 versus $1.66 million for Q2-25;
•	net loss for Q2-26 was $2.56 million including non-cash charges for stock-based compensation expenses (“SBCE”) and amortization expenses totaling approximately $0.84 million;
•	net loss for YTD 2026 was $4.97 million including non-cash charges for SBCE, amortization expenses and remeasurement gain totaling approximately $1.65 million;
•	net loss per share for Q2-26 was $0.02 per share (basic and diluted), versus a net loss per share of $0.08 per share (basic and diluted) in Q2-25;
•	net loss per share for YTD 2026 was $0.04 per share (basic and diluted), versus a net income per share of $0.01 per share (basic and diluted) in YTD 2025;
•	net working capital (see “Non-GAAP Measures”) was approximately $2.09 million at June 30, 2026;
•	cash and short-term investments as at June 30, 2026, were approximately $1.72 million;
•	cash flow used by operating activities was approximately $0.15 million during Q2-26 and $1.92 million YTD 2026, compared to $0.34 million provided by operating activities in Q2-25 and $1.81 million in YTD 2025;
•	general and administrative (“G&A”) expenses increased by approximately $0.47 million (39%) in Q2-26 as compared to Q2-25; and
•	G&A expenses increased by approximately $1.08 million (46%) in YTD 2026 as compared to YTD 2025.

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Subsequent to June 30, 2026:

•	the Company began mobilization for the second African SFD® Survey on August 2, 2026; and
•	the Company appointed Mr. Marvin Singer to the board of directors as the representative for Ataraxia Capital.

Summary highlights of NXT's second quarter 2026 financial statements (with comparative figures to 2025) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's June 30, 2026, unaudited condensed consolidated interim financial statements and the related Management's Discussion and Analysis ("MD&A").

(All in Canadian $)	Q2-26	Q2-25	YTD 2026	YTD 2025
Operating results:
SFD®-related revenues	$-	$1,656,476	$107,801	$14,120,547
SFD®-related costs, net	442,503	1,267,796	853,642	3,599,626
General & administrative expenses	1,675,715	1,208,439	3,392,905	2,316,806
Amortization	475,538	479,248	951,074	956,145
Interest, foreign exchange, remeasurement loss, and other expenses	(34,376)	5,683,651	(115,021)	6,546,110
Net income (loss)	(2,559,380)	(6,982,658)	(4,974,799)	701,860

Loss per common share:
Basic & diluted	$(0.02)	$(0.08)	$(0.04)	$0.01
Common shares outstanding as at end of the period	119,533,834	108,952,643	119,533,834	108,952,643
Basic and diluted average of common shares outstanding	119,510,044	84,870,859	119,244,674	81,988,924

Cash provided by (used in):
Operating activities	$(154,357)	$336,280	$(1,916,786)	$1,811,251
Financing activities	(162,980)	(97,122)	(324,526)	(244,345)
Investing activities	68,435	(10,110)	-	(255,243)
Effect of foreign rate changes on cash	13,091	(98,872)	32,463	(94,525)
Net cash inflow (outflow)	(235,811)	130,176	(2,208,849)	1,217,138
Cash & cash equivalents, beginning of the period	1,604,100	1,817,357	3,577,138	730,395
Cash & cash equivalents, end of the period	1,368,289	1,947,533	1,368,289	1,947,533
Total cash & short-term investments	1,723,201	2,151,670	1,723,201	2,151,670
Net working capital balance	2,089,662	3,890,440	2,089,662	3,890,440

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NXT's second quarter 2026 financial and operating results have been filed in Canada on SEDAR+ at www.sedarplus.ca, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker

Director, Business Development & Capital Markets

302, 3320 – 17th AVE SW

Calgary, AB, T3E 0B4

+1 403 206 0812

nxt_info@nxtenergy.com

www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, execution and timing of the African SFD® Survey and execution of the South Asia SFD® Survey.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to several factors and risks. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2025, and MD&A for the three and six months ended June 30, 2026, which have been filed.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled "Non-GAAP Measures” in NXT’s MD&A for the period ended June 30, 2026, which is available under NXT’s profile on SEDAR+ at www.sedarplus.ca, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP, unless otherwise noted.  The MD&A and the unaudited condensed consolidated interim financial statements and notes for the three and six months ended June 30, 2026, are available in the Investor Relations section of www.nxtenergy.com, or under NXT's SEDAR+ profile at www.sedarplus.ca.

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